The Korea Fund, Inc.
345 Park Avenue
New York, NY 10154

A Letter to the Shareholders of The Korea Fund, Inc. from Mr. Julian Reid, the Chairman of the Fund’s Board of Directors

September 29, 2006

Dear Fellow Shareholders of The Korea Fund, Inc.:

The Board of Directors of your Fund, which consists entirely of persons who are not affiliated with the investment adviser, has devoted considerable attention in recent months to the development of a strategic plan to address the challenges currently facing your Fund. These challenges include the need to develop appropriate strategies for managing the discount in the Fund’s trading price, for gradually reducing the growing accumulation of unrealized capital gain embedded in the Fund’s portfolio holdings in an orderly way and for improving investment performance, which has lagged in recent periods. As a result of our review of these matters, the Board has developed a comprehensive plan of action, which we believe will best promote the interests of the Fund’s shareholders. This plan includes a number of important and inter-related elements, as described below. The Board is announcing this plan at this time so that all shareholders will be fully informed of the actions being taken by the Board and will have an opportunity to provide their reactions to the Board at the upcoming meeting of shareholders scheduled to be held on October 25, 2006.

Modification of Tender Offer Program

In December 2004, the Board announced a tender offer program that was intended to address the persistent discount in the trading price of the Fund’s shares to net asset value and the stated desire of certain major shareholders to liquidate their investment in the Fund at a price close to net asset value. This program included an in-kind tender offer for up to 50% of the Fund’s outstanding shares at a price equal to 98% of net asset value, which was completed in August of 2005. This program also included six semi-annual in-kind tender offers, each for up to 10% of the Fund’s outstanding shares at 98% of net asset value, which would be made only if the Fund’s shares traded at an average discount of more than 5% during the last three months of each semi-annual period. The first of these semi-annual tender offers was completed in February of 2006. In the case of that offer, the Board had approved the payment of cash consideration in lieu of delivery of portfolio securities in-kind in order to facilitate greater participation by small stockholders.

On July 17, 2006, the Board announced that another semi-annual tender offer had been triggered during the three-month measuring period ended June 30, 2006 and that a tender offer would be commenced during the current calendar quarter. The Board reserved judgment on the question of whether the consideration to be paid in this upcoming tender offer should again be paid in cash, as had been the case in the Fund’s most recent tender offer, or in kind through the delivery of portfolio securities, as had been contemplated by the tender offer program originally announced in December 2004. After considering the potential impact of a cash tender offer on the Fund, particularly in light of the significant unrealized capital gain embedded in the Fund’s portfolio securities (see “Clarification of Investment Mandate” below), the Board concluded that payment for the upcoming tender offer should be made in kind through the delivery of portfolio securities. The terms of this tender offer are being announced to the public contemporaneously with the publication of this letter.

The Board has carefully considered the results of the two tender offers already completed under its previously announced program and the anticipated results of the tender offer being announced today. We believe that the initial goals of the program have been largely achieved. The Fund’s trading discount has been substantially reduced from levels prevailing prior to December 2004 and those major shareholders who wished to exit the Fund have done so. During this time, certain weaknesses of the previously announced program have become apparent. Despite it best efforts, the Board has been unable to find ways to facilitate the participation by small shareholders in the in-kind tender offer program previously announced. At the same time, the accumulation of embedded unrealized capital gain — which has grown further since December 2004 and now stands at approximately 70% — has made it impractical for the Board to approve further cash tender offers. Current projections show that making further cash tender offers could trigger a “tax cascade” that would involve significant payments of realized capital gains to shareholders, reducing the size of the Fund to an impractical level and thereby most likely lead to the liquidation of the Fund within a matter of a few years. Such a methodology of liquidation would not be in the best interests of shareholders and, if such action be the desire of shareholders, then your Board can identify more constructive means of reaching such a conclusion. Accordingly, the Board believes that a modified tender offer program, coupled with the implementation of new guidelines for the Fund’s existing share repurchase program as outlined below, would best serve the interests of those shareholders seeking longer term exposure to the Korean equity market.

As announced today, the Board has determined to modify the previously announced tender offer program by replacing the four potential remaining semi-annual 10% tender offers with one final 15% tender offer which would be made in the first quarter of 2008 if the Fund’s shares trade at an average discount of more than 7.5% over a measuring period during the fourth quarter of 2007. As in the case of the previously announced program and for reasons expanded herein, payment of this tender offer would be made in kind through the delivery of portfolio securities at 98% of net asset value.

Approval of New Guidelines for Implementation of the Fund’s Share Repurchase Program

Several years ago the Board announced the authorization of repurchases of up to 10% of the Fund’s outstanding shares in open market purchases on the New York Stock Exchange. As part of its overall plan to address the discount issue, the Board has approved guidelines for the implementation of the Fund’s repurchase program, which include specific parameters regarding the circumstances in which such repurchases would be considered. As a result, the Board believes that there is a greater likelihood that the Fund will engage in share repurchases in the future if market conditions indicate that such repurchases would be in the interests of Fund shareholders. Such repurchases may have the effect of temporarily reducing or limiting the discount in the trading price of the Fund’s shares and may also serve to enhance the Fund’s total return.

Clarification of Investment Mandate

In October 2005, the Board announced a clarification of the Fund’s investment mandate by stating that: “[the Fund seeks] long-term capital growth through outperformance of the Fund’s benchmark by active management across the large, medium and small cap sectors of the Korean equity market.” The Board has further considered the potential impact of the Fund’s current tax position on the manner in which the Fund is managed. As noted above, there has been a long-term accumulation of unrealized capital gain in the Fund’s portfolio holdings, which has grown to the current approximately 70% level. A reluctance to realize capital gains may, in some instances, have prevented the Fund from realizing opportunities to maximize the Fund’s total return. Recognizing that Fund shareholders likely have differing interests in regard to taxes, but also that the Fund has no way of identifying these interests, the Board believes that the Fund’s long-term capital growth mandate would be best pursued without regard to tax considerations and has instructed the Fund’s investment adviser to manage the Fund’s portfolio in such manner.

The Board believes it likely that a continuing focus of maximizing the Fund’s investment return, without regard to tax considerations, will lead to increased portfolio turnover and an increase in the level of annual capital gain distributions to shareholders. These distributions would provide shareholders another source of liquidity for a portion of their investment in the Fund and could increase market demand for the Fund’s shares to the extent that some shareholders may choose to reinvest their capital gain distributions in the Fund. Such increased capital gain distributions, however, will almost certainly lead to a reduction of the Fund’s size over time and a corresponding increase in its expense ratio.

Review of the Fund’s Manager and Consideration of Alternative Management Arrangements

In December 2004, the Board announced that it was commencing a review of the Fund’s management arrangements that included consideration of requests for proposals from the Fund’s current manager, Deutsche Asset Management, and other firms with demonstrated capability for managing Korean assets. During the course of this review, the Fund’s existing portfolio manager left Deutsche Asset Management, along with a significant portion of his supporting staff. Deutsche Asset Management responded to this development by installing a new portfolio manager and over time rebuilding the support staff. After careful consideration of the qualifications of alternative managers and the implications of a potential manager change, the Board announced in June 2005 that Deutsche Asset Management would be retained as manager of the Fund. The Board, however, indicated its intention at that time to continue to closely monitor the performance of the new team and if deemed necessary to conduct a further review of investment performance in 2006.

Earlier this year, the Board engaged Mercer Consulting to assist it in reviewing the performance of the new management team. This effort began with the development of an expanded peer group of Korean funds to be used as a benchmark for measuring performance. It also included a special review by Mercer Consulting of the investment process employed by the newly appointed management team within Deutsche Asset Management. This analysis has shown that, while the absolute performance of the Fund during the fiscal year ended June 30, 2006 has been attractive, the performance of the Fund has fallen short of its benchmark, the KOSPI, for the period as well as a majority of the recently expanded peer group.

After carefully reviewing these investment results and the information provided by Mercer Consulting, your Board is concerned about the performance of the Fund relative to its benchmark and to the performance of many other managers that invest in Korea since the arrival of the new portfolio management team. We are making every effort to explore all opportunities for improved investment performance, including examination of the possible reasons for this underperformance and a search for potential new managers with demonstrated experience in the Korean equity markets. The Board will be assisted by Mercer Consulting in this process and, absent unforeseen developments, expects to announce the results of this review in the fourth quarter 2006.

On behalf of your Board, may I say that we look forward to meeting with shareholders at the upcoming Annual Meeting and that we will be eager to hear your comments on the strategic plan outlined above and/or other issues that you may wish to raise.

Yours very sincerely,

Julian Reid,
Chairman of the Board

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